Global Markets & Investment Banking
4 World Financial Center — 5th Floor
New York, New York 10080
212-349-6500
October 20, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CADENCE PHARMACEUTICALS, INC. Common Stock Registration Statement No, 333-135821
Gentlemen:
We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. on October 24, 2006, or as soon thereafter as possible, pursuant to Rule 430A.
The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule I5c2-8 under the 1934 Act.
In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated October 10, 2006.

N.Y.S.E.	1
Financial Services and Publications	15
N.A.S.D.	5
Underwriters	2,825
Dealers	17
Individuals & Corporations	3,045

MLPF&S Inc. Branch Offices	5,105	Copies

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
DEUTSCHE BANK SECURITIES INC,
PACIFIC GROWTH EQUITIES, LLC
JMP SECURITIES LLC
As Representatives

BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard A. Diaz

Richard A. Diaz
Authorized Signatory